

May 30, 2012

Via Email
Kenneth Carter, CEO
Introbuzz
7816 Calico Flower Avenue
Las Vegas, Nevada 89128

> **Re: Introbuzz**
> **Amendment No. 3 to Form S-1**
> **Filed May 18, 2012**
> **File No. 333-179118**

Dear Mr. Carter:

We have reviewed your registration statement and have the following comments. References to our prior comments refer to those in our letter dated May 14, 2012.

General

1.   We note your response to prior comment 1 and the new disclosures related to the Jumpstart Our Business Startups Act of 2012. Please change the reference in the penultimate paragraph on page 5 from Sections 14A and 14B of the Securities Exchange Act to Sections 14A(a) and (b).

2.   Please revise your cross-references to your risk factors section on your prospectus cover page to clarify it is now located on page 10, or the appropriately revised page number in your next amendment. Further, please revise your table of contents to provide the correct page number references for your most recent amendment.

Risk Factors, page 10

3.   We note your response to prior comment 4 regarding whether Mr. Gerwerter may lawfully provide escrow services for amounts collected for an initial public offering under Nevada Revised Statutes 645A. Please add a risk factor addressing the risk that this escrow arrangement is exempt from the regulatory protections of NRS 645A. Further, the risk factor should disclose any conflicts of interest that Mr. Gerwerter may have in his duties as an escrow agent with his duties as legal counsel to the issuer. Also, please revise page 18 to clearly indicate that Mr. Gerwerter is not a licensed escrow agent, that you believe he is exempt from regulation by NRS 645A.01 5, and that investors will not be afforded the protections of NRS 645A.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-Mail
        Harold P. Gerwerter, Esq.